Exhibit 99.1 Corporate Communications

CNH Industrial: COVID-19 solidarity in action

London, April 15, 2020

During this unprecedented time, CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is continuing to take decisive steps in the fight against COVID-19, focusing on employees’ health and the local communities where it does business. To this end, the Company is donating $2 million to the CNH Industrial Foundation and to other charitable projects throughout the world, with a focus on supporting individuals and communities impacted by the virus.

This pledge is in addition to the Company’s ongoing donations of medical equipment supplies, including ventilators, personal protective equipment, electrical generators and ambulances, to healthcare providers in the regions in which the Company operates.

Furthermore, to demonstrate solidarity with its workforce, the CNH Industrial senior management team has elected to forego temporarily part of its compensation. The Company’s Board of Directors have agreed not to take any of their remuneration for the rest of year, the Acting Chief Executive Officer will take a 50% salary reduction for three months, and the Global Executive Committee will take a 20% salary reduction for three months.

Through these initiatives, CNH Industrial reaffirms its longstanding commitment to sustainability and its values. The Company would also like to thank all those who are demonstrating selfless courage in their efforts to help fight this pandemic.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com